Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest charges	$106,163	$95,272	$93,554	$96,035	$92,156	$91,636
Interest applicable to rentals	3,069	3,178	3,497	2,750	1,918	1,854

Total fixed charges, as defined	$109,232	$98,450	$97,051	$98,785	$94,074	$93,490

Earnings as defined:
Net Income	$63,841	$66,200	$80,845	$41,971	$57,881	$70,124
Add:
Income Taxes	36,915	42,383	49,492	33,118	30,108	35,634
Fixed charges as above	109,232	98,450	97,051	98,785	94,074	93,490

Total earnings, as defined	$209,988	$207,033	$227,388	$173,874	$182,063	$199,248

Ratio of earnings to fixed charges, as defined	1.92	2.10	2.34	1.76	1.94	2.13